UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

CVRx, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

126638105

(CUSIP Number)

Louis S. Citron, Esq.

New Enterprise Associates

1954 Greenspring Drive, Suite 600, Timonium, MD 21093

(410) 842-4000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 2, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 126638105	13D	Page 2 of 12 Pages

1.	NAMES OF REPORTING PERSONS. New Enterprise Associates 8A, Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 2,199,471 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 2,199,471 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,199,471 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 126638105	13D	Page 3 of 12 Pages

1.	NAMES OF REPORTING PERSONS. New Enterprise Associates 10, Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 2,199,471 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 2,199,471 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,199,471 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 126638105	13D	Page 4 of 12 Pages

1.	NAMES OF REPORTING PERSONS. NEA Partners 10, Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 2,199,471 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 2,199,471 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,199,471 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 126638105	13D	Page 5 of 12 Pages

1.	NAMES OF REPORTING PERSONS. Scott D. Sandell
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 2,199,471 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 2,199,471 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,199,471 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 126638105	13D	Page 6 of 12 Pages

Schedule 13D

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $.01 par value (the “Common Stock”), of CVRx, Inc. (the “Issuer”) having its principal executive office at 9201 West Broadway Avenue, Suite 650, Minneapolis, MN 55445.

Item 2.	Identity and Background.

(a)   New Enterprise Associates 10, Limited Partnership (“NEA 10”); and New Enterprise Associates 8A, Limited Partnership (“NEA 8A” and, together with NEA 10, the “Funds”);

(b)   NEA Partners 10, Limited Partnership (“NEA Partners 10”), the sole general partner of NEA 8A and NEA 10; and

(c)   Scott D. Sandell (“Sandell”), the sole individual general partner of NEA Partners 10.

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The address of the principal business office of the Funds, NEA Partners 10 and Sandell is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.

The principal business of each Fund is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEA Partners 10 is to act as the sole general partner of NEA 8A and NEA 10. The principal business of Sandell is to manage NEA Partners 10, the Funds and a number of affiliated partnerships with similar businesses.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of NEA 10, NEA 8A and NEA Partners 10 is a limited partnership organized under the laws of the State of Delaware. Sandell is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

On June 29, 2021, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission by the Issuer (File No. 333-256800) in connection with its initial public offering of 7,000,000 shares of Common Stock of the Issuer (the “IPO”) was declared effective. The closing of the IPO took place on July 2, 2021, and at such closing NEA 8A purchased an aggregate of 24,750 shares of Common Stock at the IPO price of $18.00 per share. In addition, prior to the IPO, NEA 8A purchased from the Issuer in a series of private transactions, 1,384 shares of Common Stock, 590,551 shares of Series B-2 Preferred Stock (“NEA 8A Series B-2 Stock”), 369,115 shares of Series C-2 Preferred Stock (“NEA 8A Series C-2 Stock”), 410,162 shares of Series D-2 Preferred Stock (“NEA 8A Series D-2 Stock”), 777,752 shares of Series F-2 Preferred Stock (“NEA 8A Series F-2 Stock”) and 1,470,416 shares of Series G Preferred Stock (“NEA 8A Series G Stock”) for an aggregate purchase price of $7,443,880.75. Immediately prior to the closing of the IPO, the shares of NEA 8A Series B-2 Stock, NEA 8A Series C-2 Stock, NEA 8A Series D-2 Stock, NEA 8A Series F-2 Stock and NEA 8A Series G Stock held by NEA 8A automatically converted into 147,254 shares of Common Stock of the Issuer. NEA 8A now holds a total of 173,388 shares of the Issuer’s Common Stock (the “NEA 8A Shares”).

NEA 10 purchased an aggregate of 225,500 shares of Common Stock at the IPO price of $18.00 per share. In addition, prior to the IPO, NEA 10 purchased from the Issuer in a series of private transactions, 2,300,708 shares of Series A-2 Preferred Stock (“NEA 10 Series A-2 Stock”), 2,263,778 shares of Series B-2 Preferred Stock (“NEA 10 Series B-2 Stock”), 2,810,950 shares of Series C-2 Preferred Stock (“NEA 10 Series C-2 Stock”), 3,170,896 shares of Series D-2 Preferred Stock (“NEA 10 Series D-2 Stock”), 3,298,154 shares of Series E-2 Preferred Stock (“NEA 10 Series E-2 Stock”), 10,029,566 shares of Series F-2 Preferred Stock (“NEA 10 Series F-2 Stock”) and 18,934,168 shares of Series G Preferred Stock (“NEA 10 Series G Stock”) for an aggregate purchase price of $92,873,398.48. Immediately prior to the closing of the IPO, the shares of NEA 10 Series A-2 Stock, NEA 10 Series B-2 Stock, NEA 10 Series C-2 Stock, NEA 10 Series D-2 Stock, NEA 10 Series E-2 Stock, NEA 10 Series F-2 Stock and NEA 10 Series G Stock held by NEA 10 automatically converted into 1,800,583 shares of Common Stock of the Issuer. NEA 10 now holds a total of 2,026,083 shares of the Issuer’s Common Stock (the “NEA 10 Shares”).

The working capital of NEA 8A was the source of the funds for the purchase of the NEA 8A Shares. No part of the purchase price of the NEA 8A Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the NEA 8A Shares.

The working capital of NEA 10 was the source of the funds for the purchase of the NEA 10 Shares. No part of the purchase price of the NEA 10 Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the NEA 10 Shares.

CUSIP No. 126638105	13D	Page 7 of 12 Pages

Item 4.	Purpose of Transaction.

NEA 8A acquired the NEA 8A Shares and NEA 10 acquired the NEA 10 Shares for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, NEA 8A, NEA 10 and other Reporting Persons may dispose of or acquire additional shares of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)	NEA 8A is the record owner of the NEA 8A Shares. As the sole general partner of NEA 8A, NEA Partners 10 may be deemed to own beneficially the NEA 8A Shares. As the sole general partner of NEA Partners 10, Sandell may be deemed to own beneficially the NEA 8A Shares.

NEA 10 is the record owner of the NEA 10 Shares. As the sole general partner of NEA 10, NEA Partners 10 may be deemed to own beneficially the NEA 10 Shares. As the sole general partner of NEA Partners 10, Sandell may be deemed to own beneficially the NEA 10 Shares.

By virtue of their relationship as affiliated entities, whose controlling entities have overlapping individual controlling persons, each of NEA 8A, NEA 10 and NEA Partners 10 may be deemed to share the power to direct the disposition and vote of the NEA 8A Shares and the NEA 10 Shares.

Each Reporting Person disclaims beneficial ownership of the NEA 8A Shares and the NEA 10 Shares other than those shares which such person owns of record.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on the 19,294,858 shares of Common Stock reported to be outstanding immediately after the IPO on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the Securities Exchange Commission on July 1, 2021.

CUSIP No. 126638105	13D	Page 8 of 12 Pages

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

NEA 8A and NEA 10 have entered into a lock-up agreement with the underwriters of the IPO pursuant to which NEA 8A and NEA 10 have generally agreed, subject to certain exceptions, not to (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant (collectively with the common stock, the “lock-up securities”)), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, (3) make any demand for or exercise any right with respect to the registration of any lock-up securities, or (4) publicly disclose the intention to do any of the foregoing, for a period of 180 days after June 29, 2021 without the consent of each of J.P. Morgan Securities LLC, Piper Sandler & Co. and William Blair & Company, L.L.C.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. 126638105	13D	Page 9 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:         July 14, 2021

NEW ENTERPRISE ASSOCIATES 10, LIMITED PARTNERSHIP

By:     NEA PARTNERS 10, LIMITED PARTNERSHIP

  General Partner

By:                            *

Scott D. Sandell

General Partner

NEW ENTERPRISE ASSOCIATES 8A, LIMITED PARTNERSHIP

By:     NEA PARTNERS 10, LIMITED PARTNERSHIP

  General Partner

By:                            *

Scott D. Sandell

General Partner

NEA PARTNERS 10, LIMITED PARTNERSHIP

By:                                 *

Scott D. Sandell

General Partner

                            *

Scott D. Sandell

*By:   /s/ Sasha O. Keough

            Sasha O. Keough

            As attorney-in-fact

This Schedule 13D was executed by Sasha O. Keough on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

CUSIP No. 126638105	13D	Page 10 of 12 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of CVRx, Inc.

EXECUTED this 14th day of July, 2021.

NEW ENTERPRISE ASSOCIATES 10, LIMITED PARTNERSHIP

By:     NEA PARTNERS 10, LIMITED PARTNERSHIP

  General Partner

By:                            *

Scott D. Sandell

General Partner

NEW ENTERPRISE ASSOCIATES 8A, LIMITED PARTNERSHIP

By:     NEA PARTNERS 10, LIMITED PARTNERSHIP

  General Partner

By:                            *

Scott D. Sandell

General Partner

NEA PARTNERS 10, LIMITED PARTNERSHIP

By:                                 *

Scott D. Sandell

General Partner

                            *

Scott D. Sandell

*By:   /s/ Sasha O. Keough

            Sasha O. Keough

            As attorney-in-fact

This Agreement was executed by Sasha O. Keough on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.

CUSIP No. 126638105	13D	Page 11 of 12 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Louis S. Citron, Timothy Schaller, Sasha Keough and Stephanie Brecher, and each of them, with full power to act without the others, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his or her capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 13th day of March, 2017.

/s/ M. James Barrett

M. James Barrett

/s/ Peter J. Barris

Peter J. Barris

/s/ Forest Baskett

Forest Baskett

/s/ Ali Behbahani

Ali Behbahani

/s/ Colin Bryant

Colin Bryant

/s/ Carmen Chang

Carmen Chang

/s/ Anthony A. Florence, Jr.

Anthony A. Florence, Jr.

/s/ Carol G. Gallagher

Carol G. Gallagher

/s/ Dayna Grayson

Dayna Grayson

/s/ Patrick J. Kerins

Patrick J. Kerins

/s/ P. Justin Klein

P. Justin Klein

CUSIP No. 126638105	13D	Page 12 of 12 Pages

/s/ Vanessa Larco

Vanessa Larco

/s/ Joshua Makower

Joshua Makower

/s/ Mohamad H. Makhzoumi

Mohamad H. Makhzoumi

/s/ Edward T. Mathers

Edward T. Mathers

/s/ David M. Mott

David M. Mott

/s/ Sara M. Nayeem

Sara M. Nayeem

/s/ Jason R. Nunn

Jason R. Nunn

/s/ Gregory Papadopoulos

Gregory Papadopoulos

/s/ Chetan Puttagunta

Chetan Puttagunta

/s/ Jon Sakoda

Jon Sakoda

/s/ Scott D. Sandell

Scott D. Sandell

/s/ A. Brooke Seawell

A. Brooke Seawell

/s/ Peter W. Sonsini

Peter W. Sonsini

/s/ Melissa Taunton

Melissa Taunton

/s/ Frank M. Torti

Frank M. Torti

/s/ Ravi Viswanathan

Ravi Viswanathan

/s/ Paul E. Walker

Paul E. Walker

/s/ Rick Yang

Rick Yang